U.S. Securities and Exchange Commission
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 24 2002
WASH, D.C. 154

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02038137

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Funding Mortage Securities I, Inc.
Exact Name of Registrant as Specified in Charter

0000774352
Registrant CIK Number

Current Report on Form 8-K FOR 5-24-02
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-82332
SEC File Number of Registration Statement

____
Name of Person Filing the Document
(if Other than the Registrant)

PROCESSED
MAY 31 2002
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 23rd day of May, 2002.

Residential Funding Mortgage Securities I, Inc.
(Registrant)

By: ______________________
Randy Van Zee
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2002, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

RFM02.S7 - Comp Mat

Pmt Rule
----

1 Pay B1 until balances are reduced to zero with junior principal defined below

2 Pay A4, A15 pro-rata, a percentage, defined here, of the senior principal defined below

The percentage is the product of 1) the fraction, the numerator of which is the sum of A4, A15 balances and the denumerator is the total senior balance, prior to payment on that payment date, and 2) the percentage defined below.

Period	Percentage
61 - 72	30%
73 - 84	40%
85 - 96	60%
97 - 108	80%
109 and after	100%

3 Pay the following with the product of 1) the remaining senior principal 2) the fraction, the numerator is the sum of A5, A6, A7, A8, A9, A10, A12, A13 balances minus the product of x) A1 balance and y) 1.13186666667, and the denominator is the sum of A1, A2, A5, A6, A7, A8, A9, A10 A12, A13 balances

i) To A5, A7, A8, A9, A10, A12, A13 according to the following until one of the bonds is paid off

a) A5, 0.2224496152 of the amount available to 3i)
b) A12, 0.1433988744 of the amount available to 3i)
c) A13, 0.0358497175 of the amount available to 3i)
d) A7, A8 sequentially, 0.320239774 of the amount available to 3i)
e) A9, 0.2224496152 of the amount available to 3i)
f) A10, 0.0556124038 of the amount available to 3i)

ii) To A5, A7, A8, A9, A10 according to the following

a) A5, the product of x) the amount available to 3ii) and y) the fraction the numerator is the A5 balance and the denominator is the sum of A5, A7, A8, A9, A10 balances

a) A7 and A8 sequentially, the product of x) the amount available to 3ii) and y) the fraction the numerator is the sum of A7, A8 balances and the denominator is the sum of A5, A7, A8, A9, A10 balances

a) A9, the product of x) the amount available to 3ii) and y) the fraction the numerator is the A9 balance and the denominator is the sum of A5, A7, A8, A9, A10 balances

a) A10, the product of x) the amount available to 3ii) and y) the fraction the numerator is the A10 balance and the denominator is the sum of A5, A7, A8, A9, A10 balances

iii) To A6

4 Pay A1 0.469072487335 of the remaining principal

5 Pay A12, A13 pro-rata the product of x) 1.13186666667 and y) the amount of principal paid to A1 in 4), with the remaining principal

6 Pay A2, A3 sequentially with the remaining principal

7 Pay A4, A15 pro-rata with the remaining principal

8 Pay B1 with the remaining principal

Senior Principal

The sum of 1) a fraction, the numerator of which is the total senior balance and the denumerator is the total bond balance, prior to payment on that payment date, of schedule principal, 2) a percentage, defined below, of prepayment

The percentage is the sum of 1) the fraction, the numerator of which is the total senior balance and the denumerator is the total bond balance, prior to payment on that payment date, 2) the product of i) the fraction, the numerator of which is the total junior balance and the denumerator is the total bond balance, prior to payment on that payment date, and ii) the percentage defined below

Period	Percentage
61 - 72	70%
73 - 84	60%
85 - 96	40%
97 - 108	20%
109 and after	0%

Junior Principal

Total principal received minus senior principal

Pass Thru Rate

6.50%

XS Interest

XS recieves the excess of i) Net Interest received over ii) Mortgage Balance * Pass Thru Rate / 12

Notional Balance of A3A

Equals to A3 balance

Notional Balance of A11

Equals to A10 balance

Notional Balance of A14

Equals to A13 balance

Floater Formula for A10

= LIB1 + 0.5

Cap = 8.5

Floor = 0.5

Inverse Formula for A11

= 8.0 - LIB1
CAP = 8.0
Floor = 0

Floater Formula for A13
= LIB1 + 0.55
Cap = 8.5
Floor = 0.55

Inverse Formula for A14
= 7.95 - LIB1
CAP = 7.95
Floor = 0

Summary

COLLATERAL :	Coupon	Amount	WAC	WAM	Age
30YR WL	6.800%	412,371,134	7.050%	29-10	0- 2

SETTLEMENT : MAY 30, 2002
PREPAY : 275% PSA
FIRST PAY : JUN 25, 2002

LIB1 : 1.84000% LIB1 INDEX U.S. Treasury Yield
Curve : PRICING : 275 PSA

Year :	0.249	0.499	1.959	4.997	9.753	28.753
Yield :	1.762	1.919	3.333	4.589	5.255	5.740

	Par Amount	Coupon	Pmt	Sett	Yrs Of Principal Paydown: From	To	Avg Life	Mod. Dur-ation	$/.01	Cash Flow Price	Yield	Spreads Off Tsys: Year	Sprd	Eff. B.P.	Price Sensitivity $ Change	Days To 1st
ASSET	412,371,134	6.8000			6/02-	3/32	6.04									
CMOs	412,371,134	6.8000			6/02-	3/32	6.04									
A-1-SEQ	30,000,000	6.5000	54	29	6/02-	3/09	3.29									
A-2-SEQ	15,000,000	6.5000	54	29	3/09-	11/14	8.98									
A-3-SEQ	26,178,000	6.2500	54	29	11/14-	3/32	16.77									
A-3A-SEQ - I	26,178,000NP	0.2500	54	29	11/14-	3/32	16.77									
A-4-NAS	39,600,000	6.5000	54	29	6/07-	3/32	11.41									
A-5-SEQ	50,000,000	6.5000	54	29	6/02-	6/10	3.63									
A-6-SEQ	30,096,000	6.5000	54	29	6/10-	11/14	9.93									

A-7-SEQ		60,000,000	6.5000	54	29	6/02- 3/08	2.99
A-8-SEQ		11,980,294	6.5000	54	29	3/08- 6/10	6.85
A-9-SEQ		50,000,000	6.0000	54	29	6/02- 6/10	3.63
A-10-SEQ	-F	12,500,000	2.3400	30	5	6/02- 6/10	3.63
A-11-SEQ	-QI	12,500,000NP	6.1600	30	5	6/02- 6/10	3.63
A-12-SEQ		59,396,565	6.0000	54	29	6/02- 6/10	3.48
A-13-SEQ	-F	14,849,141	2.3900	30	5	6/02- 6/10	3.48
A-14-SEQ	-QI	14,849,141NP	6.1100	30	5	6/02- 6/10	3.48
A-15-NAS		400,000	6.5000	54	29	6/07- 3/32	11.41
B-1-PPLO		12,371,134	6.5000	54	29	6/02- 3/32	10.80
XS	- I	412,371,134NP	0.3000	54	29	6/02- 3/32	6.04

Yiels Tables
----- ------

Salomon Smith Barney
Mon May 20, 2002 10:48:50

TRANCHE : A-1-SEQ YIELD TABLE
SETTLE DATE : 05/30/2002
AMOUNT : 30,000,000
FIRST PAYMENT DATE : 06/25/2002
COUPON : 6.50000

PSA	0	100	275	400	500
97.51403	6.812	6.994	7.331	7.524	7.657
97.76403	6.785	6.944	7.240	7.409	7.525
98.01403	6.757	6.894	7.148	7.294	7.394
98.26403	6.730	6.844	7.057	7.179	7.263
98.51403	6.702	6.795	6.967	7.065	7.132
98.76403	6.675	6.746	6.876	6.951	7.003
99.01403	6.648	6.696	6.786	6.838	6.873
99.26403	6.621	6.648	6.697	6.725	6.744
99.51403	6.594	6.599	6.607	6.612	6.616
99.76403	6.568	6.550	6.518	6.500	6.488
100.01403	6.541	6.502	6.430	6.388	6.360
100.26403	6.514	6.454	6.342	6.277	6.233
100.51403	6.488	6.406	6.254	6.166	6.106
100.76403	6.462	6.358	6.166	6.056	5.980
101.01403	6.435	6.311	6.079	5.946	5.855
101.26403	6.409	6.264	5.992	5.836	5.729
101.51403	6.383	6.216	5.905	5.727	5.605
101.76403	6.357	6.169	5.819	5.618	5.480
102.01403	6.331	6.123	5.733	5.510	5.357
102.26403	6.306	6.076	5.647	5.402	5.233
102.51403	6.280	6.030	5.562	5.294	5.110
102.76403	6.254	5.983	5.477	5.187	4.988
103.01403	6.229	5.937	5.392	5.080	4.866
103.26403	6.204	5.892	5.307	4.974	4.744
103.51403	6.178	5.846	5.223	4.868	4.623
103.76403	6.153	5.800	5.139	4.762	4.502
104.01403	6.128	5.755	5.056	4.657	4.382
104.26403	6.103	5.710	4.972	4.552	4.262
104.51403	6.078	5.665	4.890	4.447	4.143
104.76403	6.054	5.620	4.807	4.343	4.024
105.01403	6.029	5.576	4.725	4.239	3.905
105.26403	6.004	5.531	4.642	4.135	3.787
105.51403	5.980	5.487	4.561	4.032	3.669
WAL	16.82	7.09	3.29	2.53	2.18

DUR @ 101.51403	9.43	5.21	2.83	2.25	1.97
START	6/02	6/02	6/02	6/02	6/02
END	9/28	10/18	3/09	3/07	5/06

Salomon Smith Barney
Mon May 20, 2002 10:48:50

TRANCHE : A-2-SEQ YIELD TABLE
SETTLE DATE : 05/30/2002
AMOUNT : 15,000,000
FIRST PAYMENT DATE : 06/25/2002
COUPON : 6.50000

PSA	0	100	275	400	500
93.57089	7.093	7.164	7.539	7.895	8.155
93.82089	7.071	7.139	7.498	7.839	8.087
94.07089	7.049	7.114	7.457	7.782	8.019
94.32089	7.027	7.089	7.416	7.726	7.952
94.57089	7.006	7.064	7.375	7.670	7.885
94.82089	6.984	7.040	7.335	7.615	7.818
95.07089	6.962	7.015	7.294	7.559	7.752
95.32089	6.941	6.991	7.254	7.503	7.685
95.57089	6.919	6.966	7.214	7.448	7.619
95.82089	6.898	6.942	7.173	7.393	7.553
96.07089	6.877	6.918	7.134	7.338	7.487
96.32089	6.856	6.894	7.094	7.284	7.422
96.57089	6.835	6.870	7.054	7.229	7.356
96.82089	6.814	6.846	7.014	7.175	7.291
97.07089	6.793	6.822	6.975	7.120	7.226
97.32089	6.772	6.798	6.936	7.066	7.161
97.57089	6.751	6.774	6.897	7.013	7.097
97.82089	6.731	6.751	6.858	6.959	7.032
98.07089	6.710	6.727	6.819	6.905	6.968
98.32089	6.689	6.704	6.780	6.852	6.904
98.57089	6.669	6.681	6.741	6.799	6.841
98.82089	6.649	6.657	6.703	6.746	6.777
99.07089	6.629	6.634	6.664	6.693	6.714
99.32089	6.608	6.611	6.626	6.640	6.651
99.57089	6.588	6.588	6.588	6.588	6.588
99.82089	6.568	6.565	6.550	6.535	6.525
100.07089	6.548	6.543	6.512	6.483	6.462
100.32089	6.529	6.520	6.474	6.431	6.400
100.57089	6.509	6.497	6.437	6.379	6.338
100.82089	6.489	6.475	6.399	6.328	6.276
101.07089	6.470	6.452	6.362	6.276	6.214
101.32089	6.450	6.430	6.324	6.225	6.152
101.57089	6.431	6.407	6.287	6.173	6.091
WAL	27.65	20.27	8.98	5.93	4.77

DUR @ 97.57089	12.32	10.79	6.52	4.74	3.95
START	9/28	10/18	3/09	3/07	5/06
END	4/31	3/27	11/14	12/09	3/08

Salomon Smith Barney
Mon May 20, 2002 10:48:50

TRANCHE : A-3-SEQ YIELD TABLE
SETTLE DATE : 05/30/2002
AMOUNT : 26,178,000
FIRST PAYMENT DATE : 06/25/2002
COUPON : 6.25000

PSA	0	100	275	400	500
92.75000	6.884	6.900	7.052	7.311	7.675
93.00000	6.863	6.878	7.025	7.273	7.624
93.25000	6.841	6.856	6.997	7.236	7.573
93.50000	6.820	6.834	6.970	7.199	7.522
93.75000	6.799	6.813	6.942	7.162	7.471
94.00000	6.778	6.791	6.915	7.125	7.420
94.25000	6.757	6.770	6.888	7.088	7.370
94.50000	6.737	6.748	6.861	7.051	7.320
94.75000	6.716	6.727	6.834	7.015	7.270
95.00000	6.695	6.706	6.807	6.978	7.220
95.25000	6.675	6.685	6.780	6.942	7.170
95.50000	6.654	6.664	6.754	6.906	7.120
95.75000	6.634	6.643	6.727	6.870	7.071
96.00000	6.614	6.622	6.701	6.834	7.022
96.25000	6.593	6.601	6.674	6.798	6.972
96.50000	6.573	6.580	6.648	6.762	6.923
96.75000	6.553	6.560	6.622	6.727	6.875
97.00000	6.533	6.539	6.596	6.691	6.826
97.25000	6.513	6.519	6.570	6.656	6.777
97.50000	6.494	6.498	6.544	6.621	6.729
97.75000	6.474	6.478	6.518	6.586	6.681
98.00000	6.454	6.458	6.492	6.551	6.633
98.25000	6.435	6.438	6.467	6.516	6.585
98.50000	6.415	6.418	6.441	6.481	6.537
98.75000	6.396	6.398	6.416	6.446	6.490
99.00000	6.377	6.378	6.391	6.412	6.442
99.25000	6.357	6.358	6.365	6.378	6.395
99.50000	6.338	6.338	6.340	6.343	6.348
99.75000	6.319	6.319	6.315	6.309	6.301
100.00000	6.300	6.299	6.290	6.275	6.254
100.25000	6.281	6.280	6.265	6.241	6.207
100.50000	6.262	6.260	6.241	6.207	6.160
100.75000	6.244	6.241	6.216	6.174	6.114
WAL	29.39	27.21	16.77	10.43	6.70

DUR @ 96.75000	12.86	12.51	9.85	7.24	5.27
START	4/31	3/27	11/14	12/09	3/08
END	3/32	3/32	3/32	3/32	1/11

Salomon Smith Barney
Mon May 20, 2002 10:48:50

TRANCHE : A-5-SEQ YIELD TABLE
SETTLE DATE : 05/30/2002
AMOUNT : 50,000,000
FIRST PAYMENT DATE : 06/25/2002
COUPON : 6.50000

PSA	0	100	275	400	500
97.65625	6.791	6.938	7.225	7.398	7.518
97.90625	6.764	6.891	7.141	7.291	7.394
98.15625	6.738	6.845	7.057	7.184	7.272
98.40625	6.711	6.799	6.973	7.078	7.150
98.65625	6.684	6.754	6.890	6.972	7.028
98.90625	6.658	6.708	6.807	6.866	6.907
99.15625	6.632	6.663	6.724	6.761	6.786
99.40625	6.605	6.617	6.641	6.656	6.666
99.65625	6.579	6.573	6.559	6.551	6.546
99.90625	6.553	6.528	6.477	6.447	6.426
100.15625	6.527	6.483	6.396	6.343	6.307
100.40625	6.502	6.439	6.315	6.240	6.189
100.65625	6.476	6.395	6.234	6.137	6.071
100.90625	6.450	6.351	6.153	6.035	5.953
101.15625	6.425	6.307	6.073	5.932	5.836
101.40625	6.399	6.263	5.993	5.831	5.719
101.65625	6.374	6.219	5.913	5.729	5.603
101.90625	6.349	6.176	5.834	5.628	5.487
102.15625	6.324	6.133	5.754	5.527	5.371
102.40625	6.299	6.090	5.676	5.427	5.256
102.65625	6.274	6.047	5.597	5.327	5.141
102.90625	6.249	6.005	5.519	5.227	5.027
103.15625	6.224	5.962	5.441	5.128	4.913
103.40625	6.200	5.920	5.363	5.029	4.800
103.65625	6.175	5.878	5.286	4.931	4.687
103.90625	6.151	5.836	5.209	4.833	4.574
104.15625	6.126	5.794	5.132	4.735	4.462
104.40625	6.102	5.752	5.056	4.637	4.350
104.65625	6.078	5.711	4.979	4.540	4.239
104.90625	6.054	5.670	4.903	4.443	4.128
105.15625	6.030	5.629	4.828	4.347	4.017
105.40625	6.006	5.588	4.752	4.251	3.907
105.65625	5.982	5.547	4.677	4.155	3.797
WAL	17.63	7.96	3.63	2.75	2.35

DUR @ 101.65625	9.69	5.64	3.08	2.42	2.11
START	6/02	6/02	6/02	6/02	6/02
END	9/29	7/21	6/10	12/07	11/06

Salomon Smith Barney
Mon May 20, 2002 10:48:50

TRANCHE : A-6-SEQ YIELD TABLE
SETTLE DATE : 05/30/2002
AMOUNT : 30,096,000
FIRST PAYMENT DATE : 06/25/2002
COUPON : 6.50000

PSA	0	100	275	400	500
94.31250	7.025	7.072	7.357	7.658	7.883
94.56250	7.004	7.048	7.319	7.606	7.819
94.81250	6.982	7.024	7.281	7.553	7.756
95.06250	6.961	7.001	7.244	7.501	7.693
95.31250	6.939	6.977	7.206	7.449	7.630
95.56250	6.918	6.954	7.169	7.397	7.567
95.81250	6.897	6.930	7.132	7.346	7.505
96.06250	6.876	6.907	7.095	7.294	7.442
96.31250	6.855	6.883	7.058	7.243	7.380
96.56250	6.834	6.860	7.021	7.191	7.318
96.81250	6.813	6.837	6.984	7.140	7.256
97.06250	6.792	6.814	6.948	7.090	7.195
97.31250	6.771	6.791	6.912	7.039	7.133
97.56250	6.751	6.768	6.875	6.988	7.072
97.81250	6.730	6.746	6.839	6.938	7.011
98.06250	6.710	6.723	6.803	6.888	6.950
98.31250	6.690	6.701	6.767	6.838	6.890
98.56250	6.669	6.678	6.731	6.788	6.829
98.81250	6.649	6.656	6.696	6.738	6.769
99.06250	6.629	6.633	6.660	6.688	6.709
99.31250	6.609	6.611	6.625	6.639	6.649
99.56250	6.589	6.589	6.589	6.589	6.590
99.81250	6.569	6.567	6.554	6.540	6.530
100.06250	6.549	6.545	6.519	6.491	6.471
100.31250	6.530	6.523	6.484	6.442	6.412
100.56250	6.510	6.501	6.449	6.394	6.353
100.81250	6.490	6.480	6.414	6.345	6.294
101.06250	6.471	6.458	6.379	6.297	6.235
101.31250	6.452	6.436	6.345	6.249	6.177
101.56250	6.432	6.415	6.310	6.200	6.119
101.81250	6.413	6.393	6.276	6.152	6.061
102.06250	6.394	6.372	6.242	6.105	6.003
102.31250	6.375	6.351	6.208	6.057	5.945
WAL	28.15	21.81	9.93	6.40	5.08

DUR @ 98.31250	12.45	11.23	7.05	5.06	4.18
START	9/29	7/21	6/10	12/07	11/06
END	4/31	3/27	11/14	12/09	3/08

Salomon Smith Barney
Mon May 20, 2002 10:48:50

TRANCHE : A-7-SEQ

YIELD TABLE

SETTLE DATE : 05/30/2002
AMOUNT : 60,000,000
FIRST PAYMENT DATE : 06/25/2002
COUPON : 6.50000

PSA	0	100	275	400	500
97.74525	6.793	6.980	7.304	7.482	7.605
97.99525	6.765	6.926	7.204	7.358	7.464
98.24525	6.736	6.872	7.105	7.234	7.323
98.49525	6.708	6.818	7.007	7.111	7.183
98.74525	6.680	6.764	6.909	6.988	7.043
98.99525	6.652	6.710	6.811	6.866	6.904
99.24525	6.624	6.657	6.713	6.744	6.766
99.49525	6.597	6.604	6.616	6.623	6.628
99.74525	6.569	6.551	6.520	6.502	6.490
99.99525	6.541	6.498	6.423	6.382	6.353
100.24525	6.514	6.446	6.327	6.262	6.217
100.49525	6.487	6.393	6.231	6.142	6.081
100.74525	6.460	6.341	6.136	6.023	5.946
100.99525	6.432	6.289	6.041	5.905	5.811
101.24525	6.405	6.238	5.947	5.786	5.676
101.49525	6.379	6.186	5.852	5.669	5.542
101.74525	6.352	6.135	5.758	5.551	5.409
101.99525	6.325	6.084	5.665	5.434	5.276
102.24525	6.299	6.033	5.572	5.318	5.143
102.49525	6.272	5.982	5.479	5.202	5.011
102.74525	6.246	5.932	5.386	5.086	4.880
102.99525	6.219	5.882	5.294	4.971	4.749
103.24525	6.193	5.831	5.202	4.856	4.618
103.49525	6.167	5.781	5.110	4.741	4.488
103.74525	6.141	5.732	5.019	4.627	4.358
103.99525	6.115	5.682	4.928	4.514	4.229
104.24525	6.090	5.633	4.838	4.401	4.100
104.49525	6.064	5.584	4.747	4.288	3.972
104.74525	6.038	5.535	4.657	4.175	3.844
104.99525	6.013	5.486	4.568	4.063	3.717
105.24525	5.988	5.437	4.478	3.952	3.590
105.49525	5.962	5.389	4.389	3.840	3.464
105.74525	5.937	5.341	4.300	3.730	3.338
WAL	15.91	6.27	2.99	2.33	2.02

DUR @ 101.74525	9.15	4.78	2.61	2.09	1.83
START	6/02	6/02	6/02	6/02	6/02
END	7/27	5/16	3/08	8/06	12/05

Salomon Smith Barney
Mon May 20, 2002 10:48:50

TRANCHE : A-8-SEQ YIELD TABLE
SETTLE DATE : 05/30/2002
AMOUNT : 11,980,294
FIRST PAYMENT DATE : 06/25/2002
COUPON : 6.50000

PSA	0	100	275	400	500
94.45335	7.024	7.131	7.574	7.898	8.125
94.70335	7.002	7.103	7.525	7.832	8.048
94.95335	6.979	7.076	7.475	7.767	7.970
95.20335	6.958	7.049	7.426	7.701	7.893
95.45335	6.936	7.021	7.377	7.636	7.817
95.70335	6.914	6.994	7.327	7.570	7.740
95.95335	6.892	6.967	7.279	7.505	7.664
96.20335	6.871	6.941	7.230	7.441	7.588
96.45335	6.849	6.914	7.181	7.376	7.512
96.70335	6.828	6.887	7.133	7.312	7.437
96.95335	6.806	6.861	7.084	7.247	7.361
97.20335	6.785	6.834	7.036	7.184	7.286
97.45335	6.764	6.808	6.988	7.120	7.212
97.70335	6.743	6.782	6.940	7.056	7.137
97.95335	6.722	6.755	6.893	6.993	7.063
98.20335	6.701	6.729	6.845	6.930	6.989
98.45335	6.680	6.703	6.798	6.867	6.915
98.70335	6.660	6.677	6.751	6.804	6.841
98.95335	6.639	6.652	6.704	6.741	6.768
99.20335	6.618	6.626	6.657	6.679	6.695
99.45335	6.598	6.600	6.610	6.617	6.622
99.70335	6.577	6.575	6.563	6.555	6.549
99.95335	6.557	6.549	6.517	6.493	6.476
100.20335	6.537	6.524	6.470	6.431	6.404
100.45335	6.517	6.499	6.424	6.370	6.332
100.70335	6.497	6.473	6.378	6.309	6.260
100.95335	6.477	6.448	6.332	6.248	6.189
101.20335	6.457	6.423	6.286	6.187	6.117
101.45335	6.437	6.398	6.241	6.126	6.046
101.70335	6.417	6.374	6.195	6.065	5.975
101.95335	6.397	6.349	6.150	6.005	5.904
102.20335	6.378	6.324	6.104	5.945	5.834
102.45335	6.358	6.299	6.059	5.885	5.763
WAL	26.28	16.42	6.85	4.84	4.02

DUR @ 98.45335	12.16	9.74	5.34	4.02	3.42
START	7/27	5/16	3/08	8/06	12/05
END	9/29	7/21	6/10	12/07	11/06

Salomon Smith Barney
Mon May 20, 2002 10:48:50

TRANCHE : A-9-SEQ YIELD TABLE
SETTLE DATE : 05/30/2002
AMOUNT : 50,000,000
FIRST PAYMENT DATE : 06/25/2002
COUPON : 6.00000

PSA	0	100	275	400	500
96.37500	6.407	6.656	7.148	7.442	7.645
96.62500	6.381	6.610	7.063	7.334	7.521
96.87500	6.355	6.564	6.978	7.226	7.397
97.12500	6.329	6.518	6.893	7.118	7.273
97.37500	6.303	6.473	6.809	7.011	7.150
97.62500	6.277	6.427	6.726	6.904	7.028
97.87500	6.251	6.382	6.642	6.798	6.905
98.12500	6.225	6.337	6.559	6.692	6.784
98.37500	6.199	6.292	6.476	6.587	6.663
98.62500	6.174	6.248	6.394	6.482	6.542
98.87500	6.149	6.203	6.312	6.377	6.422
99.12500	6.123	6.159	6.230	6.273	6.302
99.37500	6.098	6.115	6.149	6.169	6.182
99.62500	6.073	6.071	6.067	6.065	6.064
99.87500	6.048	6.027	5.986	5.962	5.945
100.12500	6.023	5.984	5.906	5.859	5.827
100.37500	5.998	5.941	5.826	5.757	5.709
100.62500	5.974	5.897	5.746	5.655	5.592
100.87500	5.949	5.854	5.666	5.553	5.476
101.12500	5.924	5.812	5.587	5.452	5.359
101.37500	5.900	5.769	5.508	5.351	5.243
101.62500	5.876	5.726	5.429	5.251	5.128
101.87500	5.851	5.684	5.350	5.150	5.013
102.12500	5.827	5.642	5.272	5.051	4.898
102.37500	5.803	5.600	5.194	4.951	4.784
102.62500	5.779	5.558	5.117	4.852	4.671
102.87500	5.755	5.517	5.039	4.754	4.557
103.12500	5.732	5.475	4.962	4.655	4.444
103.37500	5.708	5.434	4.886	4.557	4.332
103.62500	5.684	5.393	4.809	4.460	4.220
103.87500	5.661	5.352	4.733	4.362	4.108
104.12500	5.637	5.311	4.657	4.265	3.997
104.37500	5.614	5.270	4.582	4.169	3.886
WAL	17.63	7.96	3.63	2.75	2.35

DUR @ 100.37500	10.01	5.73	3.09	2.43	2.11
START	6/02	6/02	6/02	6/02	6/02
END	9/29	7/21	6/10	12/07	11/06

Salomon Smith Barney
Mon May 20, 2002 10:48:50

TRANCHE : A-12-SEQ YIELD TABLE
SETTLE DATE : 05/30/2002
AMOUNT : 59,396,565
FIRST PAYMENT DATE : 06/25/2002
COUPON : 6.00000

PSA	0	100	275	400	500
95.87500	6.465	6.774	7.365	7.712	7.952
96.12500	6.438	6.725	7.276	7.600	7.823
96.37500	6.411	6.677	7.187	7.487	7.694
96.62500	6.385	6.629	7.099	7.375	7.565
96.87500	6.358	6.582	7.011	7.264	7.438
97.12500	6.332	6.534	6.924	7.153	7.310
97.37500	6.305	6.487	6.837	7.042	7.183
97.62500	6.279	6.440	6.750	6.932	7.057
97.87500	6.253	6.393	6.663	6.822	6.931
98.12500	6.227	6.347	6.577	6.712	6.806
98.37500	6.201	6.300	6.491	6.604	6.681
98.62500	6.175	6.254	6.406	6.495	6.556
98.87500	6.149	6.208	6.321	6.387	6.432
99.12500	6.124	6.162	6.236	6.279	6.309
99.37500	6.098	6.116	6.151	6.172	6.186
99.62500	6.073	6.071	6.067	6.065	6.063
99.87500	6.048	6.026	5.983	5.958	5.941
100.12500	6.022	5.981	5.900	5.852	5.819
100.37500	5.997	5.936	5.816	5.746	5.698
100.62500	5.972	5.891	5.733	5.641	5.577
100.87500	5.947	5.846	5.651	5.536	5.457
101.12500	5.923	5.802	5.568	5.431	5.337
101.37500	5.898	5.758	5.486	5.327	5.218
101.62500	5.873	5.714	5.405	5.223	5.099
101.87500	5.849	5.670	5.323	5.120	4.980
102.12500	5.824	5.626	5.242	5.017	4.862
102.37500	5.800	5.583	5.161	4.914	4.744
102.62500	5.776	5.539	5.081	4.812	4.627
102.87500	5.751	5.496	5.001	4.710	4.510
103.12500	5.727	5.453	4.921	4.608	4.394
103.37500	5.703	5.410	4.841	4.507	4.278
103.62500	5.679	5.368	4.762	4.406	4.162
103.87500	5.656	5.325	4.683	4.306	4.047
WAL	17.26	7.56	3.48	2.65	2.28

DUR @ 99.87500	9.86	5.51	2.98	2.34	2.04
START	6/02	6/02	6/02	6/02	6/02
END	9/29	7/21	6/10	12/07	11/06